

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 13, 2009

Via U.S. Mail and Facsimile to (212) 504-9572

Jon A. DeLuca
President and Chief Executive Officer
FiberNet Telecom Group, Inc.
570 Lexington Avenue
New York, NY 10022

> **Re: FiberNet Telecom Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 28, 2008, as amended on January 8, 2009 and February 6, 2009**
> **File No. 000-24661**

Dear Mr. DeLuca:

We have completed our review of your Form 10-K, as amended, and have no further comments at this time.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: via facsimile to (212) 983-3115
Todd E. Mason, Esq.
Mintz Levin